Filed by Wright Medical Group, Inc.

Commission File No. 000-32883

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange of 1934

Subject Company: BioMimetic Therapeutics, Inc.

Commission File No.: 000-51934

This filing relates to the proposed acquisition by Wright Medical Group, Inc., a Delaware corporation (“Wright”), of BioMimetic Therapeutics, Inc., a Delaware corporation (“BioMimetic”), pursuant to the terms of an Agreement and Plan of Merger, dated as of November 19, 2012, by and among Wright, BioMimetic and Wright’s direct wholly owned merger subsidiaries, Achilles Merger Subsidiary, Inc., a Delaware corporation and Achilles Acquisition Subsidiary, LLC, a Delaware limited liability company.

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EDITED TRANSCRIPT

WMGI - Wright Medical Group, Inc. at Oppenheimer Healthcare Conference

EVENT DATE/TIME: DECEMBER 12, 2012 / 7:10PM GMT

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DECEMBER 12, 2012 / 7:10PM, WMGI - Wright Medical Group, Inc. at Oppenheimer Healthcare Conference

CORPORATE PARTICIPANTS

Lance Berry Wright Medical Group, Inc. - SVP & CFO

CONFERENCE CALL PARTICIPANTS

Steve Lichtman Oppenheimer & Co. - Analyst

PRESENTATION

Steve Lichtman - Oppenheimer & Co. - Analyst

Next up in Med Tech, we are very happy to have Wright Medical Group, a small-cap orthopedic company going through a lot of changes. So we are happy to have them with us today to go through their future with us.

With us today is Lance Berry, Chief Financial Officer; and also Julie Tracy, Chief Communications Officer. Lance is going to go through some slides, and then we will open up for Q&A here in the room. So with that, I’m going to turn it over to Lance.

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Thanks, Steve. Good afternoon, everyone, and thank you for devoting some time to learning about Wright Medical. We will be making some forward-looking statements today and I would refer you to the cautionary notes in the presentation as well as some additional information about our proposed transactions with BioMimetic. I would also point out that we will be using some non-GAAP financial measures, but also refer you to our SEC filings and reconciliations on our website.

So Wright Medical is an approximately $480 million global orthopedic medical device company. We do business in over 60 countries and have over 100 marketed product lines. We’ve focused our efforts in two primary markets, the extremities business, which includes our Biologics products — fairly large market, high-growth market. We are a recognized leader in the foot and ankle portion of that market. It is, at this point, fairly US-centric.

In the OrthoRecon segment, which is hips and knees, very large, very competitive market, we have been a long-standing mid-sized player in this market and much more balanced between our US and international business in hips and knees with, actually, our international business being larger.

About a year ago, we laid out three key strategic priorities for the business. First was to drive growth in the Foot and Ankle area. It’s a high-margin, high-growth market and we are a recognized leader. We really wanted to maximize that opportunity.

Secondly was to improve the efficiency of our Recon business, to be much better with cash generation in that area, and then increase the cash generation capabilities of the business overall. We laid out a couple of specific initiatives to drive that. One was to significantly increase the medical education we are providing in Foot and Ankle. We also wanted to convert our Foot and Ankle sales force from an independent sales force to a direct sales force. And we also laid out an initiative to improve our inventory to generate approximately $100 million of cash over the next four years.

We’ve pointed investors to two key metrics to measure us on for 2012, and that was our Foot and Ankle growth in free cash flow. To date, we have made some great progress with our Foot and Ankle growth in Q3. It was approximately double the growth rate that we exited 2011 on. And so far year to date, we’ve done $44 million of free cash flow, which approximately tripled what we did all of last year.

So a little bit more on the Foot and Ankle business, which is our big growth driver at the moment, a couple of things driving that. One is the market is going really well. It’s a very under-penetrated market, approximately 4500 total ankle replacements in the US last year as compared to over 30,000 total ankle fusions. And that’s an opportunity, to convert those fusions over to total ankle replacements. And that’s just one example of one under-penetrated product segment in the Foot and Ankle area.

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DECEMBER 12, 2012 / 7:10PM, WMGI - Wright Medical Group, Inc. at Oppenheimer Healthcare Conference

So to try and take advantage of this opportunity, we went direct with our US Foot and Ankle sales force. We had a goal of getting approximately 70% of our revenue to be direct when we set out that initiative. This has gone very well, concluded ahead of schedule, and we actually ended up with approximately 80% of our revenue as direct.

Also talked about the inventory initiative. One of the things we found out when we were doing these inventory initiatives, our salesman spend anywhere from 40% to 50% of their time on inventory, logistics. And through this, our inventory initiative, not only are we going to drive down inventory but we are going to significantly reduce the amount of time that our sales reps are spending on these inventory activities. So in one pilot location, we have been able to reduce that from 40% to 50% of a reps’ time to 10% to 20% of a reps’ time. So a big opportunity for sales rep productivity.

We launched a number of new products in 2012 that have driven growth. And then medical education, very key to the Foot and Ankle space, trying to get surgeons to convert from one type of procedure to another, and a big investment we made this year. We wanted to approximately double the amount of surgeons trained from 2011. Our goal was approximately 1200. We have already surpassed that as of Q3 of this year.

On the Hip and Knee business, what we are focused on here is we want to maintain this business but, in longer-term, be able to grow this business at market rates of growth, but to do it in a much more focused and efficient manner. Historically, this business has been driven for growth. We frequently have a large number of R&D projects, but most of them were not significant. Same thing with sales and marketing efforts. So what we want to be is much more focused and targeted in our efforts — a small number of meaningful projects to allow us to maintain our position, but to do it in a more profitable and cash-friendly way.

Our inventory initiative — again, to generate approximately $100 million of cash over the next four years. A large part of that will come from this Recon business, with opportunities to streamline our product portfolio and just improve productivity of existing inventory and surgical instrumentation.

One other thing to point out here is, with this focus we recently announced that we are creating two — or actually, three different divisions for the Company. So at the beginning of the year, we started presenting the financials for the Extremities segment separate from the OrthoRecon segment. So we are taking the next step and announced about a month ago that we are actually dividing these operationally. We will have a President of our US Extremities segment, a President of our US OrthoRecon segment and then our geographic areas for international.

So we think this will help increase the focus for these areas and drive the measures of success, which are very different between these two businesses — to drive growth in the Foot and Ankle business and to drive efficiency in the Recon business. So that was a recently announced initiative that we will be driving as we move into 2013.

Another recent announcement is our proposed transaction with BioMimetics. So BioMimetics is a regenerative medicine company. Their flagship product is currently in the FDA process; it’s a product called Augment which is targeted specifically to Foot and Ankle, more specifically, ankle and hind foot fusions. So an excellent strategic fit for our Company, which is a recognized leader in Foot and Ankle. It has this direct Foot and Ankle sales force.

Additionally, BioMimetics — we really like the technology. It’s a platform technology that has applications in not only bone repair, but also soft tissue, and it’s a technology that we think can drive growth in our Biologics business, both short- and long-term, and really help us reach our goal of changing the mix of our business to be 60% in the Extremities and Biologics area, which is an oft-stated goal of the Company.

So to summarize where we are driving the business, the Foot and Ankle business has always been driven for growth. We want that to be above market rates of growth. We have a stated objective of actually growing this business well above market rates. OrthoRecon business historically has been run for growth, which, given the dynamics of that market, which is very difficult to move market share and very inventory- and capital-intensive, has made that very difficult to do and to do that in a very cash-friendly way. So we are now focused on maintaining our positions, defending our market share, but doing that in a much more cash-friendly and efficient way; improve the cash generating capabilities of the business overall and, longer-term, increasing operating margins of the business.

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DECEMBER 12, 2012 / 7:10PM, WMGI - Wright Medical Group, Inc. at Oppenheimer Healthcare Conference

So we continue to execute on the strategies that we laid out about a year ago with a goal to clearly improve the performance of the business. I feel like we’ve made excellent progress on the initiatives since we laid them out, really in February of last year, and we have been looking to move into the next phase of building upon that momentum in 2013.

Steve, I will turn it over to you.

QUESTIONS AND ANSWERS

Steve Lichtman - Oppenheimer & Co. - Analyst

(inaudible) if anyone has any questions, just raise your hand. Actually, we have one right here. So — the microphone is coming.

Unidentified Audience Member

Last June, BioMimetics estimated that there were going to get a CRL by the end of this year. Can you update us on where that stands and when the likely time is that that CRL might be received?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Yes. I don’t have any update for you on that. BioMimetics has said they expected to get some communication by the end of the year. I guess the FDA is under no obligation to do that, so we will just have to see what occurs, so no update for you today on that.

Steve Lichtman - Oppenheimer & Co. - Analyst

And mechanistically, in terms of the deal, if they come back, if the FDA comes back with a severely negative comment before it’s closed, there is no $30 million walkaway for you guys, right? And then if now you get — so 190 is the upfront before the potential approval?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Correct. I would refer everyone to the actual — the agreement. It’s fairly technical on the $30 million break fee that Steve referred to. But there are some situations outlined in the agreement where, based on information received between now and close, we could potentially walk away from the deal and pay a $30 million fee. But again, I would refer you to the agreement for the specifics on that.

Steve Lichtman - Oppenheimer & Co. - Analyst

And then in terms of opportunity itself, as you look at the hurdle rate for the deal, do we need to see additional indications besides hind foot and ankle for it to be a positive return for you over time? And if not, how big do you think the hind Foot and Ankle opportunity itself can be for you guys?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Well, we sized the indication that BioMimetics is seeking to be about a $300 million market opportunity. We expect the product would be very competitive in that market. Maybe to put some rackets around it, the deal actually has a number of milestone – potential milestone payments, some of which are for revenue milestones, the top end of which is for a payment upon achieving $70 million of trailing 12 months revenue. So that gives you some sense of where, collectively, Wright and BioMimetic negotiated, where this could get to. And this is a – it will be a very high-margin

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DECEMBER 12, 2012 / 7:10PM, WMGI - Wright Medical Group, Inc. at Oppenheimer Healthcare Conference

product when approved and fully scaled. And it is very balance sheet friendly, so not nearly the capital intensity or inventory intensity that you sometimes see in orthopedics. And so, with that, I think you can see Wright Medical getting an excellent return within a reasonable period of time with Augment.

Additionally, though, there is a very promising technology and lots of potential future applications. And I think, definitely, the combination of both is what we are excited about.

Steve Lichtman - Oppenheimer & Co. - Analyst

Are there any concerns about cost push-backs? Because the overwhelming majority, I assume, is autograft today, so this will be significantly more than that. So, I assume there’s not going to be any further reimbursements, so the hospital is going to have to fold that in. When you diligence this in the field, what have you heard from hospitals and surgeons about being willing to pay for that?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Yes. I do expect that we’ll see some of that. And we compete in this area today. We have a biologics line and cost pressures on biologics are something that we deal with every day. Autograft is not without cost to the hospital. There are complications; there are some negative impacts to patients. And so that will be something we will have to work through and sell that to the hospital and improve the benefits of the product. But I think there is compelling information to say there are real benefits offered to the patient and to the hospital from the product. And we think we will be able to — it’s something we have to deal with and something we can effectively deal with.

Unidentified Audience Member

BioMimetics had been developing a significant line in sports medicine, and they had made significant progress there. How is that going to fit into Wright’s portfolio and its sales effort?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

First off, right now, we’re just really focused on approval of Augment and really haven’t gotten beyond that in the way of any commentary. As we said, the technology is very promising in any number of soft tissue and bone repair applications. And that would be something that we would address further down the line. The first thing is, we need Augment to be approved and understand how that works with the FDA process and then take it from there.

Steve Lichtman - Oppenheimer & Co. - Analyst

Switching to cash flow, as you noted, improvement in free cash flow in 2012 has been very impressive, a large part of that due to the inventory management. You’ve detailed that. We’ve also seen a big step down in CapEx, though, this year. Can that continue, particularly as you put new instrument sets in the field and grow that Extremities business?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Yes, so that’s a great question. So there’s a couple things on that. So CapEx is down quite a bit from near-historic levels, and don’t expect initially it always to be as low as it’s going to be this year. But I think we can keep it below the $45 million to $50 million range we were seeing not too long ago. And there’s really a couple of reasons for that. One, even though we are really pushing hard to grow the Foot and Ankle business, it is significantly less capital intensive than the Hip and Knee business. You have to be careful with inventory, but on the instrument side it’s quite a bit less.

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DECEMBER 12, 2012 / 7:10PM, WMGI - Wright Medical Group, Inc. at Oppenheimer Healthcare Conference

Second is, we are really looking at the Hip and Knee market being very slow growth, that there’s not a lot of investments that you’re making in instruments to grow that business. That can be very difficult if it’s growing very quickly; you have to make a lot of investments just to service the new business.

And then the third thing is the inventory initiative actually gets that productivity onto surgical instruments as well. So whatever we would have had to spend on inventory and instruments to grow the Foot and Ankle business, I anticipate that to be considerably less because of this inventory initiative and the things that we are doing not just to reduce inventory one time, but really to fundamentally change the way that we handle our inventory in instruments and have them to be more efficient from now on, not just a one-time benefit.

Steve Lichtman - Oppenheimer & Co. - Analyst

A couple of questions on extremities — today, I guess you guys are pegging the market at upper-single-digit growth for the extremities market. That is down from mid-teens maybe a couple years ago, a few years ago. What’s the main delta between then and now? Is it price? Is the volume a little bit slower? And what is that breakdown between price and volume today, do you think?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

So if you look at (inaudible) to the Foot and Ankle market, so not all extremities, so the Foot and Ankle only; that’s where our focus is, a lot of things have slowed down from, say, several years ago, and so a lot of that is volume-driven. So at 8%, it’s still one of the higher-growing markets in medical devices right now.

Pricing environment in Foot and Ankle is quite a bit better than it is for Hips and Knees, somewhat flat, pure price, but really we’ve got an opportunity to bring new products to market with real clinical benefits and to get paid more for those. And so we think that’s an opportunity that will continue for some period of time. There’s a lot of opportunity to improve outcomes in this space, to improve ease-of-use for the surgeon and reduced time to the surgeon, real benefit to the surgeon and patient in the hospital. And we expect that to continue for a significant period of time.

The other thing is, from an overall market standpoint, there is a significant mix opportunity. As we’ve talked about, this market is very under-penetrated. So when you convert a total ankle fusion to a surgeon to do a total ankle replacement, it’s a significant price increase to do that. Same thing if you convert a surgeon from using K-wires to do hammertoe procedures or forefoot procedures to using procedure-specific implants; it’s a significant price increase. So there’s a big opportunity for the overall market to grow from that conversion and potentially even accelerate in the market rate of growth if we can get an increase in the adoption of those technologies.

Steve Lichtman - Oppenheimer & Co. - Analyst

So if you were to think about that 80% or so on revenue growth, it sounds like mid-single digit volume and the delta is mixed. Is that right?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

You know, it really is a very difficult thing to peg, because you are really talking about — so like for us, mix has been pretty much zero because we haven’t cannibalized any of our existing products. We are cannibalizing a competitor. When we sell a total ankle replacement, we are cannibalizing someone else’s fusion. So the markets that’s mixed — for Wright Medical, that’s volume.

So it has been a difficult thing to get — I know we are used it, in the Hips and Knees, we would get you to 4 decimal points on volume, price and mix, and we’re just not there yet on Foot and Ankle. But overall, it’s largely volume with some of mix and, I think, with an opportunity for mix to accelerate.

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DECEMBER 12, 2012 / 7:10PM, WMGI - Wright Medical Group, Inc. at Oppenheimer Healthcare Conference

Steve Lichtman - Oppenheimer & Co. - Analyst

Okay. And just on the total ankle side, if we haven’t seen that spike in adoption yet, or move from fusion over, what is it going to take, do you think, to get there? Is it just continued blocking and tackling and continued education of the docs?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Yes. I think there’s two things you really have to focus on. So one is science, need to prove to the surgeon that it really is better. And there’s all different types, forms of clinical evidence that you can get to support that, and more is better.

And then the really big thing, because I think, to a large degree, people understand it’s better for patients to have the mobility, is that the surgeon is comfortable that they can make the change. And a lot of that goes into medical education, and then all the support that goes around those surgeries to make sure the surgeon has what they need to get a successful outcome for the patient. And we will be focused on both of those things.

I think the direct sales force can play a big role in that. That is getting that sales force to target surgeons and help them through that conversion cycle as well as the medical education and the clinical support to get the surgeon comfortable. So I think those are all things.

So it’s — you are trying to work from early adopters to the significant majority. And that adoption curve is always a very difficult thing to peg, and we are going to be pushing very hard on that. And have no idea if or when it may occur, but hopefully, we will see an inflection point.

Steve Lichtman - Oppenheimer & Co. - Analyst

Any other questions? The other thing on extremities, in terms of the sales force, how much do you think you’re going to have to grow it here over the next couple-three years? Certainly one of the things people are going to look for is being able to get some leverage out of that business.

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

I think really, at the moment, we’re looking about increasing productivity of that sales force. So, over the past, say, 3 or 4 years, we have made some pretty significant investments in expanding the sales force. And then this year, we made some investments into getting it to direct. Now we need that sales force to be much more productive.

So about a year ago, we talked about that sales force productivity was in the range of $600,000 per quota-carrying rep per year, and we felt like we could get that to $1 million. So now we have the sales force direct; now, it’s time to work on that productivity. So we would hope to be able to drive growth through productivity enhancements for a while now and not really looking to increase feet on the street in 2013.

Steve Lichtman - Oppenheimer & Co. - Analyst

Can you talk to, on the ortho side, beyond more targeting R&D investment, anything else that you guys are trying to do from a sales and marketing perspective to get that profitability up, particularly in the Hip and Knee?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Yes, I think it’s really very much about focus, about finding those small number of things that can really make the biggest difference, so not only R&D projects but also on marketing programs and medical education. So we have focused on a small number of things. Certainly, the EVOLUTION knee, we think, is a great product and can be a great product for us for a long time. There are a small number of very important R&D projects that we will be doing around that, and same thing around medical education. We think our SUPERPATH Hip technique has great promise. That’s a lot around medical education. Again, it’s somewhat of an adoption thing, so getting the surgeon comfortable that there are real benefits to the patient through science, and then also the medical education to get them comfortable that they can perform the surgery and perform it well.

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DECEMBER 12, 2012 / 7:10PM, WMGI - Wright Medical Group, Inc. at Oppenheimer Healthcare Conference

So those are the types of things we will be doing — very targeted things that we think can help us.

The other thing is, internationally, there is — not everywhere is the same. We think there are varying opportunities. Japan is an area that we actually highlighted in Q3 which performed a little under our expectations, but that has some good product opportunities there. So we just had the EVOLUTION knee and our DYNASTY BIOFOAM cup launch this quarter in Japan. And as we look into 2013, we think those are great opportunities for us to help that business get back in line, or maybe even better than our long-term expectations for growth rates. And that’s a very high-margin area.

So I think there are some pocketed things internationally that we can do as well.

Unidentified Audience Member

(Inaudible question — microphone inaccessible).

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Well, I guess I don’t have a specific time frame. Our Foot and Ankle sales reps do sell Biologics today. So they are familiar with the Biologics sale. They are obviously very familiar with the procedures that the Augment product would be used in. Obviously, there are some specifics around the actual clinical evidence and the mechanism on action of the product that we will need to get the sales force trained up on. And so we will actually be focused on that. Haven’t given a specific time frame, but would hope that that sales force, given that they are already in a lot of these procedures, they are familiar with Biologics products, that they could hit the ground running very quickly post-approval.

Steve Lichtman - Oppenheimer & Co. - Analyst

How do you give investors confidence where that Hip and Knee line starts to stabilize? Obviously, right now you are facing some lost business coming off of the deferred prosecution agreement. But, if you are retrenching somewhat on R&D and sales force, what is going to prevent reps and customers from moving to other competitors?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Yes, I think we need to work through some of these issues. There is very specific issues that occur in these lost customers. Beyond that, I think a couple of things. So one, I do think that there’s a couple of these small projects that are important from an R&D standpoint. I think also getting to the focus — again, I talked about on the presentation operationally dividing these businesses. You have a President in this US OrthoRecon business and a team. That is what they are focused on and not competing with time on trying to grow and handle both parts of the business.

I think that actually — that sounds subtle. I think it’s a big difference. I think that’s a big deal. And also, I think if we just get some of these things behind us and we can focus more on executing day to day and servicing our existing customers, working on the customer satisfaction of that customer base, that we could maintain that business.

I also think — you know, our comments are on our global business. And we do have pockets of opportunity internationally that can help supplement where we may have weakness in other areas over time. So if you look out in sum total on a worldwide basis, we should be able to hold our own in that recon area.

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DECEMBER 12, 2012 / 7:10PM, WMGI - Wright Medical Group, Inc. at Oppenheimer Healthcare Conference

And I think we’ve proven that, over time, that we can be an effective mid-sized player in that area. And if we are focused on just maintaining our position, we don’t have to go through these extraordinarily expensive things that it takes to try and take share. And that’s all we are saying we are not going to do.

Steve Lichtman - Oppenheimer & Co. - Analyst

Last question - in terms of the extremities portfolio, obviously a lot of positives on lower extremities for Wright specifically. Is there a sense that you to make a bigger push in upper extremity? Is there any synergy there that you think you can really capture, or really two separate entities?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

I think it’s really two separate things. There’s a very different call point. The products are pretty different, and really, we are seeing that as a separate thing which we are not focusing on at the moment.

Steve Lichtman - Oppenheimer & Co. - Analyst

So, from an M&A perspective, if for some reason BioMimetic doesn’t go as planned, Biologics is still probably an area we should be thinking about you trying to fill in first?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Yes. I think if we get Biologics in, and continued Foot and Ankle would - most of this stuff is smaller in the Foot and Ankle market. That would be the areas of focus.

Steve Lichtman - Oppenheimer & Co. - Analyst

Okay, great. Thanks, Lance.

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

All right.

Steve Lichtman - Oppenheimer & Co. - Analyst

Thanks, Julie. Thanks, everyone.

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DECEMBER 12, 2012 / 7:10PM, WMGI - Wright Medical Group, Inc. at Oppenheimer Healthcare Conference

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10

Oppenheimer 23 rd Annual Healthcare Conference December 12, 2012

Forward-Looking Statements
This presentation may contain “forward-looking statements” as defined under U.S. federal securities laws. These statements reflect
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believe, could, estimate, expect, intend, may, plan, predict, project, will, and other similar terms. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to materially differ from those described in the forward-
looking statements. In addition to those described below, forward looking statements contained in this presentation may include, without limitation, statements concerning the possibility of FDA approval of Augment Bone Graft, statements regarding market acceptance of, and expected annual market demand for Augment Bone Graft, statements regarding the expected impact of the transaction with BioMimetic Therapeutics, Inc. on Wright’s adjusted EBITDA and other financial results, the failure of BioMimetic stockholders to adopt the merger agreement or the failure of either Wright or BioMimetic to meet any of the other conditions to the closing of the transaction, the failure to realize the anticipated benefits from the transaction or delay in realization thereof, and statements about the timing and expected benefits of the transaction. The reader should not place undue reliance on forward-looking statements. Such statements are made as of the date of this presentation, and we undertake no obligation to update such statements after this date. In addition to those described above, risks and uncertainties that could cause our actual results to materially differ from those described in forward-looking statements are discussed in our filings with the Securities and Exchange
Commission (including those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, in each case under the heading “Risk Factors” and elsewhere in such filings). By way of example and without implied limitation, such risks and uncertainties include: future actions of the United States Attorney’s office, the FDA, the Department of Health and Human Services or other U.S. or foreign government authorities that could delay, limit or suspend our development, manufacturing, commercialization and sale of products, or result in seizures, injunctions, monetary sanctions or criminal or civil liabilities; any actual or alleged breach of the Corporate Integrity
Agreement to which we are subject through September 2015 which could expose us to significant liability including exclusion from
Medicare, Medicaid and other federal healthcare programs, potential criminal prosecution, and civil and criminal fines or penalties;
adverse outcomes in existing product liability litigation; new product liability claims; inadequate insurance coverage; the possibility of private securities litigation or shareholder derivative suits; demand for and market acceptance of our new and existing products;
potentially burdensome tax measures; lack of suitable business development opportunities; product quality or patient safety issues;
challenges to our intellectual property rights; geographic and product mix impact on our sales; our inability to retain key sales representatives, independent distributors and other personnel or to attract new talent; inventory reductions or fluctuations in buying patterns by wholesalers or distributors; inability to realize the anticipated benefits of restructuring initiatives; negative impact of the commercial and credit environment on us, our customers and our suppliers; and the potentially negative effect of our ongoing compliance enhancements on our relationships with customers, and on our ability to deliver timely and effective medical education, clinical studies, and new products.

Additional Information about the Proposed Transaction
between Wright and BioMimetic
This presentation may be deemed to be solicitation material regarding the proposed business combination of Wright and BioMimetic.
In connection with the proposed transaction, Wright intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement/prospectus and other relevant materials in connection with the proposed transaction, and each of Wright and BioMimetic intend to file with the SEC other documents regarding the proposed transaction.  The proxy statement/prospectus and this presentation are not offers to sell Wright securities and are not soliciting an offer to buy Wright securities in any state where the offer and sale is not permitted.  The final proxy statement/prospectus will be mailed to the stockholders of BioMimetic.
INVESTORS AND SECURITY HOLDERS OF BIOMIMETIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS
(INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE OTHER RELEVANT MATERIAL CAREFULLY IN
THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
WRIGHT AND BIOMIMETIC AND THE PROPOSED TRANSACTION.
The proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the
SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Wright by directing a written request to Wright Medical Group, Inc, 5677 Airline
Road, Arlington, TN 38002, Attention:  Investor Relations, and by BioMimetic by directing a written request to BioMimetic
Therapeutics, Inc., 389 Nichol Mill Lane, Franklin, TN 37067, Attention: Investor Relations.
Wright and its respective executive officers and directors and other persons, including BioMimetic and its respective executive officers and directors, may be deemed to be participants in the solicitation of proxies from BioMimetic stockholders in connection with the proposed transaction.  Information about the executive officers and directors of BioMimetic and their ownership of BioMimetic common stock is set forth in its annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 13,
2012 and the proxy statement for BioMimetic’s 2012 annual meeting of stockholders, filed with the SEC on April 27, 2012.
Information about the executive officers and directors of Wright Medical Group is set forth in its annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 24, 2012 and the proxy statement for Wright Medical Group’s 2012 annual meeting of stockholders, filed with the SEC on March 27, 2012.  Certain directors and executive officers of BioMimetic and other persons may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments if their employment is terminated prior to or following the transaction.  If and to the extent that any of the BioMimetic participants will receive any additional benefits in connection with the transaction, the details of those benefits will be described in the proxy statement/prospectus relating to the transaction.  Investors and security holders may obtain additional information regarding the direct and indirect interests of BioMimetic and its executive officers and directors in the transaction by reading the proxy statement/prospectus regarding the transaction when it becomes available.

Wright Medical uses certain non-GAAP financial measures in this presentation.  Wright Medical uses non-GAAP financial measures as supplemental measures of performance and believes these measures provide useful information to investors in evaluating our operations, period over period. However, non-GAAP financial measures have limitations as analytical tools, and should not be considered in isolation or as a substitute for Wright Medical’s financial results prepared in accordance with GAAP.
In addition, investors should note that any non-GAAP financial measures Wright Medical uses may not be the same non-GAAP financial measures, and may not be calculated in the same manner, as that of other companies. We have posted a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures on our website at www.wmt.com.

Use of Non-GAAP Financial Measures

1
Midpoint of guidance range communicated on 11/5/2012. The fact that we include these projections in this presentation should not be taken to mean that these amounts continue to be our projections as of any subsequent date.

Wright Medical Today
Orthopaedic medical device company
Sales 2012E
Market cap (as of 12/6/12)
Countries
Marketed product lines
Global
~$480M
(1)
~$815M
>60
~115

Extremities
(incl. Biologics)
Size: ~$3.7B
(1)
Market Growth: ~8-10%
•
Recognized leader in
Foot & Ankle
•
Primarily US
~40% of sales
Ortho-Recon
(Hips and Knees)
Size: ~$12B
(2)
Market Growth: ~0-3%
•
Mid-sized player
•
Balanced between US
and International
~60% of sales
Business Market Size / Growth Our Position

Positioned in Two Large Markets
1
U.S. Market – 2011 Millennium Research Group, Management Estimates
2
Worldwide Market – 2011 Millennium Research Group, Management Estimates

Key Priorities

2 0 1 2   – A   N E W   F O C U S :
Strategic Priorities
• Steady stream of new products
• Accelerate medical education
• Improve sales force productivity
1. Drive
growth in
Foot & Ankle
• Focused R&D, sales and
marketing activities
• Improve inventory and
instrument productivity
2. Improve
Ortho-Recon
efficiency
• Working capital focus, reduce
inventory
• Focused capital spending
3. Increase
cash
generation
Improve
Long-Term
growth
cash flow
margins

• Market growth in foot and ankle
• Direct U.S. foot and ankle sales force
• Improved sales productivity / inventory
management / pricing processes
• Recently launched products including:
–
PRO-TOE™ VO
Hammertoe Fixation System
–
INBONE ® II
Total Ankle Replacement System
–
ORTHOLOC™ 3Di
Ankle Fracture System and
Foot Reconstruction Plating System
–
CLAW ® II
Polyaxial Compression Plating System
• Increased number of surgeons trained
–
1,360 surgeons trained +113% vs 2011
Surpassed target of ~1,200
Our Goal
Above-market
growth in Foot & Ankle

S T R A T E G I C   F O C U S :   G R O W T H
Multiple Factors Driving Extremities Growth

•
Focused R&D spend, product
line optimization
•
Targeted sales & marketing
efforts
•
Improved inventory &
instrument management
•
Streamline international
distribution network
Our Goal
Improve cash
generation,
High level of customer
satisfaction

S T R A T E G I C   F O C U S :  I M P R O V E D   P E R F O R M A N C E
Multiple Initiatives Driving Improved Efficiency

Create Motion.® WRIGHT.

WRIGHT.

+

BIOMIMETIC
REJECT ORDINARY

• Recognized leader in foot and
ankle
• Financial strength and scale
• Dedicated sales team &
physician training expertise
• Regenerative medicine company
• Clinically differentiated
technology platform based on
recombinant human platelet-
derived growth factor (rhPDGF)
• Substantial talent & expertise
• Adds breakthrough biologics platform and pipeline and unique solution for hindfoot and ankle fusions if Augment
®
Bone Graft approved
• Provides future opportunities in bone repair and soft tissue applications
• Accelerates Wright’s transformation to 60% Extremities / 40% OrthoRecon
BioMimetic Further Accelerates Growth Opportunities in
Extremities Business

Building the New Wright Medical
Wright Medical Past Future
Foot & Ankle business Growth Above-market growth
Ortho-Recon business Growth Efficiency, cash flow
Cash flow Low High
Operating margin Single digit Mid-double digit

W H Y   I N V E S T   I N   W R I G H T   M E D I C A L
New Strategic Focus. Building on Solid Fundamentals.
The Strategy
The Platform
The Future
Building on two solid businesses
• Both have long track record, innovative products
Focused strategy
• Early stages of executing three-point plan
Clear goal – improved performance
• Performance profile to improve as strategy gains traction

Oppenheimer 23 rd Annual Healthcare Conference December 12, 2012

Additional Information about the Transaction and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Wright and BioMimetic. In connection with the proposed transaction, Wright intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement/prospectus and other relevant materials in connection with the proposed transaction, and each of Wright and BioMimetic intend to file with the SEC other documents regarding the proposed transaction. The proxy statement/prospectus and this filing are not offers to sell Wright securities and are not soliciting an offer to buy Wright securities in any state where the offer and sale is not permitted. The final proxy statement/prospectus will be mailed to the stockholders of BioMimetic. INVESTORS AND SECURITY HOLDERS OF BIOMIMETIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE OTHER RELEVANT MATERIAL CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WRIGHT AND BIOMIMETIC AND THE PROPOSED TRANSACTION.

The proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Wright by directing a written request to Wright Medical Group, Inc., 5677 Airline Road, Arlington, TN 38002, Attention: Investor Relations, and by BioMimetic by directing a written request to BioMimetic Therapeutics, Inc., 389 Nichol Mill Lane, Franklin, TN 37067, Attention: Investor Relations. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Wright by going to Wright’s investor information web site at http://phx.corporate-ir.net/phoenix.zhtml?c=129751&p=irol-irhome and by BioMimetic by going to BioMimetic’s investor information web site at http://investor.biomimetics.com/phoenix.zhtml?c=196896&p=irol-sec.

Participants in Solicitations

BioMimetic and its respective executive officers and directors and other persons, including Wright and its respective executive officers and directors, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed transaction. Information about the executive officers and directors of BioMimetic and their ownership of BioMimetic common stock is set forth in its annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 13, 2012 and the proxy statement for BioMimetic’s 2012 annual meeting of stockholders, filed with the SEC on April 27, 2012. Information about the executive officers and directors of Wright is set forth in its annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 24, 2012 and the proxy statement for Wright’s 2012 annual meeting of stockholders, filed with the SEC on March 27, 2012. Certain directors and executive officers of BioMimetic and other persons may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments if their employment is terminated prior to or following the transaction. If and to the extent that any of the BioMimetic participants will receive any additional benefits in connection with the transaction, the details of those benefits will be described in the proxy statement/prospectus relating to the transaction. Investors and security holders may obtain additional information regarding the direct and indirect interests of BioMimetic and its executive officers and directors in the transaction by reading the proxy statement/prospectus regarding the transaction when it becomes available.

Forward-Looking Statements

This filing may contain “forward-looking statements” as defined under U.S. federal securities laws. These statements reflect management’s current knowledge, assumptions, beliefs, estimates, and expectations and express management’s current view of future performance, results, and trends. Forward looking statements may be identified by their use of terms such as anticipate, believe, could, estimate, expect, intend, may, plan, predict, project, will, and other similar terms. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to materially differ from those described in the forward-looking statements. In addition to those described below, forward looking statements contained in this filing include, without limitation, statements concerning the possibility of FDA approval of Augment Bone Graft, statements regarding market acceptance of, and expected annual market demand for Augment Bone Graft, statements regarding the expected impact of the transaction with BioMimetic on Wright’s adjusted EBITDA and other financial results, and statements about the timing and expected benefits of the transaction. The reader should not place undue reliance on forward-looking statements. Such statements are made as of the date of this filing, and Wright undertakes no obligation to update such statements after this date. In addition to those described above, risks and uncertainties that could cause Wright’s actual results to materially differ from those described in forward-looking statements are discussed in Wright’s filings with the Securities and Exchange Commission (including those described in Item 1A of Wright’s Annual Report on Form 10-K for the year ended December 31, 2011 and Wright’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, in each case under the heading “Risk Factors” and elsewhere in such filings). By way of example and without implied limitation, such risks and uncertainties include: the failure of BioMimetic stockholders to adopt the merger agreement or the failure of either Wright or BioMimetic to meet any of the other conditions to the closing of the transaction; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; future actions of the United States Attorney’s office, the FDA, the Department of Health and Human Services or other U.S. or foreign government authorities that could delay, limit or suspend Wright’s development, manufacturing, commercialization and sale of products, or result in seizures, injunctions, monetary sanctions or criminal or civil liabilities; any actual or alleged breach of the Corporate Integrity Agreement to which Wright is subject through September 2015 which could expose Wright to significant liability including exclusion from Medicare, Medicaid and other federal healthcare programs, potential criminal prosecution, and civil and criminal fines or penalties; adverse outcomes in existing product liability litigation; new product liability claims; inadequate insurance coverage; the possibility of private securities litigation or shareholder derivative suits; demand for and market acceptance of Wright’s new and existing products; potentially burdensome tax measures; lack of suitable business development opportunities; product quality or patient safety issues; challenges to Wright’s intellectual property rights; geographic and product mix impact on Wright’s sales; Wright’s inability to retain key sales representatives, independent distributors and other personnel or to attract new talent; inventory reductions or fluctuations in buying patterns by wholesalers or distributors; inability to realize the anticipated benefits of restructuring initiatives; negative impact of the commercial and credit environment on Wright, Wright’s customers and Wright’s suppliers; and the potentially negative effect of Wright’s ongoing compliance enhancements on Wright’s relationships with customers, and on Wright’s ability to deliver timely and effective medical education, clinical studies, and new products.